4/18

07022713

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca Cola icecek anonim sirketi

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 23 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 35049 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dew

DAT : 4/19/07

RECEIVED
2007 APR 18 A 9:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish – See Note 44(d))**

AR/S
12-31-06

# Coca-Cola İçecek Anonim Şirketi

## Consolidated Financial Statements
## As of December 31, 2006
## With Report of Independent Auditors

**Coca - Cola İçecek Anonim Şirketi**

## TABLE OF CONTENTS

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Coca-Cola İçecek Anonim Şirketi:

We have audited the accompanying consolidated financial statements of Coca-Cola İçecek Anonim Şirketi (Company) and its subsidiaries (collectively referred to as "the Group") which comprise the consolidated balance sheet as at December 31, 2006, and the consolidated income statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Financial reporting standards issued by Capital Market Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with standards on auditing issued by Capital Market Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola İçecek Anonim Şirketi and its subsidiaries as of December 31, 2006, and its financial performance for the year then ended in accordance with financial reporting standards (Note 2) issued by Capital Market Board.

**Additional paragraph for convenience translation to English :**

The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular, SMMM
Partner

March 29, 2007
Istanbul, Turkey

## Coca-Cola İçecek Anonim Şirketi

# Consolidated Balance Sheet
## As at December 31, 2006
### (Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

| | | Audited | |
|---|---|---|---|
| ASSETS | Notes | December 31, 2006 | December 31, 2005 |
| **Current Assets** | | **406.896** | 316.609 |
| Cash and Cash Equivalents | 4 | **50.850** | 44.136 |
| Investments in Securities (net) | 5 | **4.754** | 4.415 |
| Trade Receivables (net) | 7 | **137.481** | 116.988 |
| Finance Lease Receivables (net) | 8 | - | - |
| Due from Related Parties (net) | 9 | **4.893** | 4.436 |
| Other Receivables (net) | 10 | **23.466** | 30.332 |
| Biological Assets (net) | 11 | - | - |
| Inventories (net) | 12 | **165.935** | 112.835 |
| Receivables from Continuing Construction Contracts (net) | 13 | - | - |
| Deferred Tax Asset | 14 | - | - |
| Other Current Assets | 15 | **19.517** | 3.467 |
| **Non-current Assets** | | **1.051.319** | 899.285 |
| Trade Receivables (net) | 7 | - | - |
| Finance Lease Receivables (net) | 8 | - | - |
| Due from Related Parties (net) | 9 | - | - |
| Other Receivables (net) | 10 | - | - |
| Investments (net) | 16 | **2.535** | 2.643 |
| Positive/Negative Goodwill (net) | 17 | **38.685** | 36.928 |
| Investment Property (net) | 18 | - | - |
| Property, Plant and Equipment (net) | 19 | **721.786** | 594.730 |
| Intangible Assets (net) | 20 | **271.221** | 249.983 |
| Deferred Tax Asset | 14 | **8.462** | - |
| Other Non Current Assets | 15 | **8.630** | 15.001 |
| **Total Assets** | | **1.458.215** | 1.215.894 |

The explanatory notes on pages 5 through 48 form an integral part of the consolidated financial statements.

## Coca-Cola İçecek Anonim Şirketi

## Consolidated Balance Sheet
## As at December 31, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

| | | Audited | |
|---|---|---|---|
| **LIABILITIES** | **Notes** | **December 31, 2006** | December 31, 2005 |
| **Current Liabilities** | | **388.097** | 451.073 |
| Short-term Borrowings (net) | 6 | **212.094** | 320.498 |
| Current Portion of Long-Term Borrowings (net) | 6 | **1.724** | 9.576 |
| Finance Lease Payables (net) | 8 | **285** | 1.231 |
| Other Financial Liabilities (net) | 10 | - | - |
| Trade Payables (net) | 7 | **70.380** | 45.855 |
| Due to Related Parties (net) | 9 | **34.655** | 34.197 |
| Advances Taken | 21 | - | - |
| Payable from Continuing Construction Contracts (net) | 13 | - | - |
| Provisions | 23 | **13.375** | 13.475 |
| Deferred Tax Liability | 14 | - | - |
| Other Liabilities (net) | 10 | **55.584** | 26.241 |
| **Non-current Liabilities** | | **204.026** | 44.226 |
| Long-term Borrowings (net) | 6 | **163.522** | 8.722 |
| Finance Lease Payables (net) | 8 | **93** | - |
| Other Financial Liabilities (net) | 10 | - | - |
| Trade Payables (net) | 7 | - | - |
| Due to Related Parties (net) | 9 | - | - |
| Advances Taken | 21 | - | - |
| Provisions | 23 | **20.191** | 17.153 |
| Deferred Tax Liability | 14 | **20.220** | 18.351 |
| Other Liabilities (net) | 10 | - | - |
| **MINORITY INTEREST** | 24 | **17.351** | 54.347 |
| **EQUITY** | | **848.741** | 666.248 |
| Share Capital | 25 | **254.371** | 249.589 |
| Share Capital Subsidiaries Elimination | 25 | - | (57.821) |
| Capital Reserves | | **205.682** | 161.698 |
| Share Premium | 25 | **214.241** | 170.257 |
| Income on common stock disposals | | - | - |
| Revaluation fund | | - | - |
| Financial assets value increment fund | | - | - |
| Equity inflation adjustment differences | 26-27-28 | **(8.559)** | (8.559) |
| Profit Reserves | 26-27-28 | **87.087** | 33.919 |
| Legal Reserves | | **43.846** | 30.507 |
| Statutory Reserves | | - | - |
| Extraordinary Reserves | | **43.241** | 3.412 |
| Special Reserves | | - | - |
| Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Share Capital | | - | - |
| Currency Translation Adjustment | 2 | **15.439** | - |
| Net Income / (Loss) | | **86.707** | 87.282 |
| Accumulated Profits | 26-27-28 | **199.455** | 191.581 |
| **Total Liabilities and Equity** | | **1.458.215** | 1.215.894 |

The explanatory notes on pages 5 through 48 form an integral part of the consolidated financial statements.

## Coca-Cola İçecek Anonim Şirketi

## Consolidated Income Statement
## For the year ended December 31, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

| | | Audited | |
|---|---|---|---|
| | Notes | December 31, 2006 | December 31, 2005 |
| **Operating Income** | | | |
| Net Sales | 36 | **1.667.171** | 1.183.878 |
| Cost of Sales (-) | 36 | **(1.142.170)** | (822.899) |
| Service Income (net) | | - | - |
| Other Operating Income (net) | | - | - |
| **Gross Profit** | | **525.001** | 360.979 |
| Operating Expense (-) | 37 | **(348.494)** | (247.411) |
| **Profit From Operations, net** | | **176.507** | 113.568 |
| Other Income from Operations | 38 | **53.730** | 22.121 |
| Other Expense from Operations (-) | 38 | **(47.430)** | (14.665) |
| Financial Expense (-) | 39 | **(80.040)** | (11.770) |
| **Operating Profit / (Loss)** | | **102.767** | 109.254 |
| Net Monetary Gain | | - | - |
| Minority Interest | 24 | **(4.090)** | (768) |
| **Income Before Tax** | | **98.677** | 108.486 |
| Tax Charge | 41 | **(11.970)** | (21.204) |
| **Net Income** | | **86.707** | 87.282 |
| **Earnings / Per Share (full YTL)** | 42 | **0,0035** | 0,0038 |

The explanatory notes on pages 5 through 48 form an integral part of the consolidated financial statements.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

### General

Coca-Cola İçecek Anonim Şirketi ("CCI" – "the Company"), is one of the leading bottler and distributor of alcohol-free beverages in Southern Asia (defined as Turkey, the Caucasus, Central Asia) and the Middle East. The operations of the Company consist of production, selling and distribution of carbonated and non-carbonated beverages with The Coca-Cola Company ("TCCC") trademarks. The Company has six production facilities in different regions of Turkey and operates five factories in countries other than Turkey. The registered office address of CCI is Esenşehir Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey.

The Group consists of the Company and its subsidiaries.

### Shareholders of the Company

As of December 31, 2006 and 2005 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

| | **December 31, 2006** | | December 31, 2005 | |
|---|---|---|---|---|
| | **Nominal Amount** | **Percentage** | Nominal Amount | Percentage |
| Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes") | **102.047** | **%40,12** | 102.047 | %40,89 |
| The Coca-Cola Export Corporation ("TCCEC") | **51.114** | **%20,09** | 89.514 | %35,86 |
| Efes Pazarlama Dağıtım Ticaret A.Ş. ("Efpa") | **25.788** | **%10,14** | 25.788 | %10,34 |
| Özgörkey Holding A.Ş. | **12.771** | **%5,02** | 19.695 | %7,89 |
| Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD") | - | - | 12.534 | %5,02 |
| Publicly Traded Portion | **62.640** | **%24,63** | - | - |
| Other | **11** | **%0,00** | 11 | %0,00 |
| | **254.371** | **%100,00** | 249.589 | %100,00 |
| Restatement Effect | **(8.559)** | - | (8.559) | - |
| | **245.812** | | 241.030 | |

### Nature of Activities of the Group

The Company has the right to exclusively produce, sell and distribute TCCC beverages in authorized packages with TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn, Turkuaz and Doğazen throughout Turkey, with Bottler's and Distribution Agreements signed between the Company and TCCEC, shareholders of the Company, The Bottler's and Distribution Agreements are renewed in 2006 and were extended to June 30, 2016. In addition, under the Bottler's and Distribution Agreements signed between Schweppes Holdings Limited the Company has the exclusive right in Turkey, to produce, sale and distribute beverages under the Schweppes trademark. Agreements are valid respectively until June 30, 2016, December 30, 2010 and May 9, 2009 for Turkey, Kazakhstan and Jordan. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2009, the Company has the exclusive right in Turkey, to produce, sale and distribute beverages bearing the Nestea and Nescafe Xpress trademarks.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

The Company's international subsidiaries operating outside of Turkey are engaged in the production, sale and distribution of carbonated and non-carbonated beverages with TCCC trademarks and also Efes products that are owned by Anadolu Efes outside Turkey. The Group has five factories in different countries. In addition to these, the Group has minority shares in a bottling company of Coca-Cola products operating in Turkmenistan.

Mahmudiye Kaynaksuyu Limited Şirketi ("Mahmudiye"), which is a subsidiary acquired by CCI on March 16, 2006, operates in the bottling, sale and distribution of natural spring water in Turkey.

**Subsidiaries and Joint Ventures**

*Subsidiaries*

As of December 31, 2006 and 2005 the list of CCI's subsidiaries and their effective participation percentages are as follows:

| | | | Effective Shareholding and Voting Rights % | |
|---|---|---|---|---|
| | Place of Incorporation | Principal Activities | December 31, 2006 | December 31, 2005 |
| CCSD | Turkey | Distribution and sales of CCI products in Turkey | 99,96% | 99,96% |
| Mahmudiye | Turkey | Filling, distribution and sales of natural source water | 99,99% | - |
| Efes Sınai Yatırım Holding A.Ş. ("Efes Sınai") | Turkey | Holding company managing beverage operations outside Turkey | - | 87,63% |
| J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC") | Kazakhstan | Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products | 87,49% | 76,71% |
| Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC") | Azerbaijan | Production, bottling, distribution and selling of Coca-Cola products | 89,90% | 78,78% |
| Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC") | Kyrgyzstan | Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products | 90,00% | 78,87% |
| Efes Invest Holland BV ("Efes Invest Holland") | Holland | Holding company | 100,00% | 87,63% |
| Tonus Joint Stock Co. ("Tonus") | Kazakhstan | Holding company | 92,14% | 81,45% |
| The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ") | Jordan | Production, bottling, distribution and selling of Coca-Cola products | 90,00% | 78,87% |
| Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret") | Turkey | Foreign trade company located In Tuzla Free Zone | 99,00% | 86,75% |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

*Joint Venture*

| | Place of Incorporation | Principal Activities | Effective Shareholding and Voting Rights % | Effective Shareholding and Voting Rights % |
|---|---|---|---|---|
| | | | **December 31, 2006** | December 31, 2005 |
| The Coca-Cola Bottling of Iraq FZCO ("CCBI") | Dubai | Holding Company | **50,00%** | 43,82% |

**Working Environments and Economic Conditions of Subsidiaries in Foreign Countries**

The countries, in which certain subsidiaries are operating, have undergone substantial political and economical changes in the recent years. These countries do not possess well-developed business infrastructures and accordingly the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

**Changes in Group Structure**

At the Extraordinary General Assembly Meetings of the Company and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCI will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCI and Efes Sınai as of June 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code ("TCC") article 451, Corporate Tax Law numbered 5520 article 17,18,19,20 and the Communiqué of Capital Market Board ("CMB") related with "Principles of Business Combinations". The merger transaction was completed on December 25, 2006.

With in the framework of the merger of CCI and Efes Sınai, the share capital of CCI is increased by YTL 4.782 and all 478.101.200 unit Type 4 Group C shares of CCI, with a nominal value of Ykr 1 each, that represent the increased share capital, are distributed as free shares to the minority shareholders of Efes Sınai on December 27, 2006 at the merger date. As a result of the mentioned merger transaction, Efes Sınai does no longer exists and effective from the beginning date of the share swap, its shares are not traded in Istanbul Stock Exchange anymore.

As a result of the merger between CCI and Efes Sınai, the minority interest amounting to YTL 45.731 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to share premium and accumulated profits under shareholders' equity.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

**Average Number of Employees**

Category-based number of employees working during the period is as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Blue-collar | **1.971** | 1.826 |
| White-collar | **2.207** | 2.083 |
| **Average number of employees** | **4.178** | 3.909 |

The consolidated financial statements of the Group are approved by Chief Financial Officer as to be presented on March 29, 2007. General Assembly has the right to make amendments on statutory financial statements after the issuance.

## 2. BASIS OF PRESENTATION

**Basis of Preparation**

The consolidated financial statements of the Group have been prepared on a historical cost basis in accordance with reporting and accounting standards issued by CMB ("CMB Accounting Standards"). CMB has issued a comprehensive set of accounting standards in CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets". In this Communiqué, CMB stated that the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC") will also be considered to be compliant with CMB Accounting Standards as an alternative. With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented using the compulsory standard formats prescribed by CMB.

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements in New Turkish Lira ("YTL") in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the CMB , TCC and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 2. BASIS OF PRESENTATION (continued)

### Functional and Reporting Currency

Functional and reporting currency of the Company is YTL.

In accordance with CMB announcement No. 11/367 dated March 17, 2005; since the objective conditions for the restatement in hyperinflationary economies is no longer available and CMB foresees that the indications of the realization of these conditions in the near future are not valid, the financial statements were restated until December 31, 2004 in accordance with IAS 29. Therefore, the non-monetary assets and liabilities and components of shareholders' equity including share capital reported in the balance sheet as of December 31, 2006 are derived by indexing the additions occurred until December 31, 2004 to December 31, 2004 and carrying the additions after this date with their nominal amounts.

Restatement of the consolidated balance sheet and consolidated income statement items through the use of the general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

*Functional Currencies of the Subsidiaries and Joint Venture*

| | **December 31, 2006** | | December 31, 2005 | |
|---|---|---|---|---|
| | **Local Currency** | **Functional Currency** | Local Currency | Functional Currency |
| CCSD | **New Turkish Lira** | **New Turkish Lira** | New Turkish Lira | New Turkish Lira |
| Mahmudiye | **New Turkish Lira** | **New Turkish Lira** | - | - |
| Efes Sınai | - | - | New Turkish Lira | U.S. Dollars |
| Azerbaijan CC | **Manat** | **U.S. Dollars** | Manat | U.S. Dollars |
| Almaty CC | **Kazakh Tenge** | **U.S. Dollars** | Kazakh Tenge | U.S. Dollars |
| Bishkek CC | **Som** | **U.S. Dollars** | Som | U.S. Dollars |
| Efes Invest Holland | **Euro** | **U.S. Dollars** | Euro | U.S. Dollars |
| Tonus | **Kazakh Tenge** | **U.S. Dollars** | Kazakh Tenge | U.S. Dollars |
| Efes Sınai Dış Ticaret | **New Turkish Lira** | **U.S. Dollars** | New Turkish Lira | U.S. Dollars |
| TCCBCJ | **Jordanian Dinar** | **U.S. Dollars** | Jordanian Dinar | U.S. Dollars |
| J.V. Dubai | **UAE Dirham** | **U.S. Dollars** | UAE Dirham | U.S. Dollars |

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of these companies' functional currency as USD. The majority of the foreign consolidated subsidiaries and joint venture are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Since the local and functional currency of foreign entities is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of December 31, 2006 are translated into New Turkish Lira at the official YTL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on December 31, 2006, USD 1,00 (full) = YTL 1,4056 (December 31, 2005; USD 1,00 (full) = YTL 1,3418). Furthermore, USD amounts in the income statement for the year ended December 31, 2006 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the year end, is USD 1,00 (full) = YTL 1,4297 (January 1, - December 31, 2005; USD 1,00 (full) = YTL 1,3388).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 2. BASIS OF PRESENTATION (continued)

### Reclassifications on Prior Year Financial Statements

The Group has made certain reclassifications in the consolidated balance sheet as of December 31, 2005 to be consistent with the current year presentation.

Deposits and advances received amounting to YTL 10.150 are reclassified to other liabilities from trade payables to be comparable with the current year presentation. Furthermore, due to personnel amounting to YTL 1.458 is reclassified from other liabilities to due to related parties. Promotion materials amounting to YTL 8.086 classified under prepaid expenses in the consolidated balance sheet as of December 31, 2005 are reclassified to inventories in the current year.

### Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

### Estimation Uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of consolidated financial statements. Actual results may be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period.

### Basis of Consolidation

The consolidated financial statements comprise the financial statements of CCI and its subsidiaries prepared as of December 31, 2006 and 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The Group's investment in associates is accounted for under the equity method of accounting. The investment in associates is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 2. BASIS OF PRESENTATION (continued)

On March 16, 2006, the Company has acquired the 99,99% shares of Mahmudiye that started its operations on June 16, 2004 for an amount of YTL 10.940. In accordance with International Financial Reporting Standards (IFRS) 3 *Business Combinations*, negative difference between the net asset value derived from the fair value financial statements of Mahmudiye and the acquisition cost of the Company amounting to YTL 770 has been booked as negative goodwill under "other income from operations" in the consolidated income statement prepared as of December 31, 2006.

Intangible assets identified in the fair value financial statements of Mahmudiye amounting to YTL 9.992 represent "Water Sources Usage Rights" and amortised over their useful lives on a straight line basis. Since the acquisition realized on March 16, 2006, the consolidated income statement reflects the results of Mahmudiye only for the period between March 17, 2006 and December 31, 2006. Net income of Mahmudiye for this period is amounting to YTL 432.

The fair values of net assets of Mahmudiye as of the acquisition date are as follows:

| | Fair Value | Carrying Value |
|---|---|---|
| Trade receivables | 60 | 60 |
| Other current assets | 237 | 237 |
| Tangible assets | 5.937 | 2.969 |
| Intangible assets | 9.992 | - |
| Financial liabilities | (589) | (589) |
| Trade payables | (99) | (99) |
| Other liabilities | (1.225) | (1.225) |
| Deferred tax liability | (2.603) | - |
| Fair value of identifiable net assets | 11.710 | 1.353 |
| Shareholding percentage acquired | %99,99 | |
| Fair value of identifiable net assets acquired by the Group | 11.710 | |
| Total cash consideration | 10.940 | |
| Negative goodwill (Note 38) | 770 | |

87.63% shares of Efes Sınai has been acquired by CCI in 2005 and the companies merge on December 25, 2006 as described with the details in Note 1. Fair value financial statements of Efes Sınai have been prepared in 2005 in accordance with IFRS 3 *Business Combinations* for the consolidation purposes and the positive difference amounting to YTL 36.928 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price was recorded as goodwill in the consolidated financial statements prepared as of December 31, 2005. Intangible assets amounting to YTL 243.268 which have been recognized on acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. The Company considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually. Since the acquisition realized on November 14, 2005, the 2005 consolidated income statement reflects the results of Efes Sınai only for the period between November 15, 2005 and December 31, 2005. Net Income of Efes Sınai for this period is YTL 7.241.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 2. BASIS OF PRESENTATION (continued)

The fair values of net assets of Efes Sınai, 87,63% of the shares of which was acquired by the Company in the last quarter of 2005, determined using the exchange rate for purchases prevailing at the date of acquisition (November 2005) are as follows:

| | Fair Value | Carrying Value |
|---|---|---|
| Cash and cash equivalents | 18.984 | 18.984 |
| Investment in securities | 450 | 450 |
| Trade receivables – net | 4.441 | 4.441 |
| Due from related parties | 2.995 | 2.995 |
| Inventories – net | 12.198 | 12.198 |
| Other current assets | 6.259 | 6.259 |
| Investment in associate | 2.749 | 2.749 |
| Property, plant and equipment - net | 106.921 | 112.516 |
| Intangibles | 245.610 | 1.075 |
| Goodwill | 2.057 | 2.057 |
| Other non-current assets | 3.892 | (5.489) |
| Deferred tax asset / (liabilities) | 295 | 295 |
| Borrowings | (37.581) | (37.581) |
| Trade payables – net | (12.781) | (12.781) |
| Due to related parties | (4.716) | (4.716) |
| Other accruals and liabilities | (5.771) | (5.771) |
| Minority interest | (10.156) | (10.156) |
| Fair value of identifiable net assets | 335.846 | 87.525 |
| Shareholding percentage acquired | %87,63 | |
| Fair value of identifiable net assets acquired by the Group | 294.302 | |
| Total cash consideration | 331.230 | |
| Fair value of identifiable net assets acquired by the Group | (294.302) | |
| Goodwill | 36.928 | |
| Total cash consideration | 331.230 | |
| Net cash acquired with the subsidiary | (18.984) | |
| Net cash consideration | 312.246 | |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 2. BASIS OF PRESENTATION (continued)

On November 18, 2005, a "Share Purchase Agreement" was signed between Efes Invest Holland and Atlantic Industries, Inc., an indirect subsidiary of TCCC, regarding the sale of 90% of the shares of TCCBCJ, which is 100% owned by Atlantic Industries and exclusively conducts the Coca-Cola bottling operations in Jordan, for an amount of YTL 8.534 to Efes Invest Holland. Since this acquisition realized on December 29, 2005, the consolidated income statement of CCI for the financial year 2005 does not reflect the acquisition of TCCBCJ, but the consolidated balance sheet as of December 31, 2005 reflects the acquisition of TCCBCJ.

Coca-Cola Kuban Bottlers A.O. ("Kuban") which was 100% owned by the Group and carried at cost with a full provision for the carrying value as of December 31, 2005 was liquidated on April 25, 2006 with a legal resolution.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

### Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments calculated using the effective interest rate is reported as interest income. Dividends collected are collected as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity.

### Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete and slow moving items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost method.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

| | |
|---|---|
| Buildings and Leasehold Improvements | 25 - 40 years |
| Machinery and Equipment | 6 - 15 years |
| Furniture and Fixtures | 5 - 10 years |
| Vehicles | 5 - 10 years |
| Other Tangible Assets | 5; 9 - 12 years |

Other tangible assets mainly consist of premix and carbon dioxide tanks, coolers, vending machines and dispensing equipment having estimated useful life between 9 and 12 years and also include pallets, returnable bottles and cases, which are depreciated over 5 years. The deposit liabilities related to returnable bottles are reflected in related accounts. The Group also sells products in non-returnable bottles for which there is no deposit obligation.

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment.

All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

### Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In the scope of consolidation, intangible assets identified in 2005 fair value financial statements of Efes Sınai represent the "Bottlers and Distribution Agreements" that are signed with TCCC. Since the Company management expects to renew these agreements without any additional costs after expiration, it is decided that there is no need to set a time constraint. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized.

In the scope of consolidation, the intangible assets identified in the fair value financial statements of Mahmudiye represent the "Water Sources Usage Right" of Mahmudiye and amortized on a straight-line basis over their useful lives, which are between 10 and 40 years.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

### Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. Goodwill which arose from the acquisition before March 31, 2004 was amortized on a straight-line basis over its useful economic life up to a presumed maximum of 10 years until December 31, 2004.

In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment. Goodwill arising from acquisitions on or after March 31, 2004 is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

### Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

### Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

### Borrowing Costs

Borrowing costs are generally expensed as incurred.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Leases (Group as a lessee)**

**a) Finance Lease**

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges calculated over fixed interest rate are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

**b) Operating Lease**

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

**Trade Payables**

Trade payables which generally have 7-30 day terms are carried at amortized cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not they are billed to the Group.

**Employee Benefits**

*Turkish Entities*

**(a) Defined Benefit Plans**

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on actuarial study.

In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement in the case that they are above 10% of the retirement pay liability. The employee termination benefits are discounted to the present value of the estimated future cash outflows using the interest rate estimate of qualified actuaries. Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Weighted average discount rate | **12%** | %16 |
| Weighted average rate of compensation increases | **6,175%** | %10 |

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (b) Defined Contribution Plan

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

*Foreign Subsidiaries*

There are no accumulated obligations related to defined contribution plan for the subsidiaries of the Company operating outside Turkey. Azerbaijan CC contributes to the Azerbaijan Republic state pension and social insurance funds. These contributions are expensed as incurred. Bishkek CC contributes to the Kyrgyz state pension, social insurance, medical insurance, and unemployment funds on behalf of its employees. Bishkek CC's contributions amount to approximately 33% of employees' salaries and are expensed as incurred. Bishkek CC has no other program or obligation for payment of post retirement benefits to its employees.

Almaty CC pays 21% of gross income as social insurance taxes to the Government of Republic of Kazakhstan, which represents its contribution to the post retirement benefits of its employees. Almaty CC also withholds and contributes 10% of the salary of its employees as the employees' contribution to their designated pension funds. Under the legislation, employees are responsible for their retirement benefits and Almaty CC has no present or future obligation to pay its employees upon their retirement. Almaty CC has no other program or obligation for payment of post retirement benefits to its employees.

TCCBCJ pays 16,5% of employees' gross salaries as contribution to Jordan Social Security Department. This amount will be paid to employee by the social security department, after their retirements. TCCBCJ has no other program or obligation for payment of post retirement benefits to its employees.

### Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

### Revenue Recognition

*Sale of Goods*

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. In the consolidated financial statements, net sales are reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free promotional materials.

*Interest Income*

Income is recognized as the interest accrues.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

### Foreign Currency Translation

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

### Geographical Segments

For management purposes, the Group is organized into two major geographical areas as domestic and foreign. These areas are the basis upon which the Group reports its segment information. Financial information on geographical segments is presented in Note 33.

### Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the reporting periods. The weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding increase in resources.

### Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements and footnotes. Post period-end events that are not adjusting events are disclosed in the notes when material.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Contingent Assets and Liabilities**

Contingent liabilities are not recognized in the financial statements but only disclosed, unless the possibility of an outflow of resources embodying economic benefits is probable. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

**Financial Instruments**

***Financial Risk Management Objectives and Policies***

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

***Foreign Currency Risk***

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to imports, purchases, sales and bank borrowings of the Group which are denominated in currencies other than the functional currency. The Group uses forward contracts amounting to USD 35 million to hedge its risk associated with foreign currency fluctuations as of December 31, 2006. These risks are also monitored and limited by the analysis of the foreign currency position.

***Liquidity Risks***

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans.

***Credit Risk***

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers excluding its dealers.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Interest Rate Risk*

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group manages interest rate risk arising from the interest rate fluctuations on international markets, by using interest rate swap agreements through the use of borrowings amounting to of USD 50 million and EUR 41,2 million as of December 31, 2006. These exposures are also managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

*Fair Values*

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates.

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

***Financial Assets*** – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

***Financial Liabilities*** – The fair values trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying values of trade payable are estimated to be their fair values due to their short term nature

**Derivative Instruments**

The Group uses derivative instruments to avoid the occurrence of foreign currency and interest rate risks from its operational and financial activities. Derivative instruments are initially measured at cost. After initial recognition derivatives are measured at fair value, and changes are reflected in the income statement.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 4. CASH AND CASH EQUIVALENTS

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Cash on hand | **864** | 720 |
| Cash in banks | | |
| -Time | **28.177** | 32.942 |
| -Demand | **18.441** | 8.789 |
| Cheques | **3.368** | 1.685 |
| **Cash and cash equivalents on cash flow statement** | **50.850** | 44.136 |

As of December 31, 2006 time deposits in foreign currencies equivalent to YTL 9.782 (December 31, 2005- YTL 6.145), existed for periods varying between one week and two months (December 31, 2005- three days to three weeks) and earned interest between 5,25%- 8% (December 31, 2005- 2%-4,5%). As of December 31, 2006 time deposit in local currency amounting to YTL 18.395 (December 31, 2005- YTL 26.797) was made for four days (December 31, 2005- three days) and earned interest by 19,25% (December 31, 2005– 14,50%). As of December 31, 2006, foreign currency time deposit that have one month maturity and amounting to YTL 533 was kept as a reserve account which was held as a collateral by a bank for a Letter of Credit.

As of December 31, 2006, there is YTL 52 (December 31, 2005- 479 YTL) interest income accrual on time deposits.

## 5. INVESTMENTS IN SECURITIES

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| **Available for sale securities at fair value** | | |
| Mutual funds | **4.116** | 3.637 |
| **Held to maturity securities at amortized cost** | | |
| Government bonds- Foreign currency denominated | **638** | 778 |
| | **4.754** | 4.415 |

As of December 31, 2005, foreign currency denominated government bonds amounting to YTL 493 were kept as a reserve account, which was held as collateral by a foreign bank for the future interest payments on a loan equivalent to USD 34.000.000 and that matured in 2006 obtained by CCI from a foreign consortium in 1999. This loan has been totally repaid and closed by the Group as of December 31, 2006.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 6. BORROWINGS

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Short-term borrowings | **212.094** | 320.498 |
| Current portion of long-term borrowings | **1.724** | 9.576 |
| Total short-term borrowings | **213.818** | 330.074 |
| Long-term borrowings | **163.522** | 8.722 |
| Total long-term borrowings | **377.340** | 338.796 |

As of December 31, 2006, the principal amount of total borrowings is YTL 373.159 (December 31, 2005- YTL 334.977) on which there is interest expense accrual amounting to YTL 4.181 (December 31, 2005- 3.819 YTL).

Short and long-term borrowings denominated in YTL and foreign currencies as of December 31, 2006 and 2005 are as follows:

| | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Short-term | Long-term | Short-term | Long-term |
| USD | **115.414** | **87.093** | 195.480 | 8.722 |
| Euro | **18.984** | **76.429** | 82.375 | - |
| YTL | **74.318** | - | 45.484 | - |
| Kazakh Tenge | **5.102** | - | - | - |
| Jordanian Dinar | - | - | 6.735 | - |
| | **213.818** | **163.522** | 330.074 | 8.722 |

The effective interest rates at the balance sheet date are as follows:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| **Short-term** | | |
| USD denominated borrowings | **Libor+(0,5%)- 8%** | Libor+(0,45%)- 8% |
| EUR denominated borrowings | **4,31%** | Euribor+(0,85%)- 5,67% |
| YTL denominated borrowings | **19,26% - 20,75%** | 14,8% |
| Kazakh Tenge denominated borrowings | **8%** | - |
| Jordanian Dinar denominated borrowings | - | 7%- 8% |
| **Long-term** | | |
| USD denominated borrowings | **Libor+(0,55%)** | 4%- 10,61% |
| EUR denominated borrowings | **Euribor+(0,55%)** | - |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 6. BORROWINGS (continued)

Repayment plans of long-term borrowings as of December 31, 2006 and 2005 are scheduled as follows (including current portion of long term borrowings, excluding finance lease obligation):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| 2006 | - | 9.576 |
| 2007 | 1.724 | 3.355 |
| 2008 | 163.522 | 5.367 |
| | 165.246 | 18.298 |

As of December 31, 2006, CCI has been a guarantor for the short term and long term borrowings of its subsidiaries amounting to YTL 99.639.

## 7. TRADE RECEIVABLES AND PAYABLES

**Trade Receivables**

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Trade receivables | 141.293 | 119.303 |
| Cheques receivables | 4.243 | 4.364 |
| Other | 396 | 395 |
| Less: Allowance for doubtful receivables (-) | (8.451) | (7.074) |
| **Total** | 137.481 | 116.988 |

**Trade Payables**

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Suppliers | 70.380 | 45.855 |
| | 70.380 | 45.855 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 8. LEASE RECEIVABLES AND OBLIGATIONS

The details of financial lease obligations as of December 31, 2006 and 2005 according to their maturity are as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Next 1 year | **285** | 1.231 |
| 1 year through 5 years | **93** | - |
| **Discounted total lease obligations, net** | **378** | 1.231 |

As of December 31, 2006 and 2005 lease obligations are held in the following currencies:

| | **December 31, 2006** | | December 31, 2005 | |
|---|---|---|---|---|
| | **Current** | **Non-current** | Current | Non-current |
| USD | **285** | **93** | 1.208 | - |
| Euro | - | - | 23 | - |
| | **285** | **93** | 1.231 | - |

The effective interest rates of lease obligations at the balance sheet date are as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| USD | **8,5%** | 2,81%- 6,62% |
| Euro | - | 3,9% |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 9. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | **Sales to related parties and other charges** | **Purchases from related parties and other charges** | **Amounts owed by related parties** | **Amounts owed to related parties** |
| **Shareholders** | | | | |
| Efpa | - | 18 | - | - |
| TCCEC | 5.501 | - | - | - |
| | 5.501 | 18 | | |
| **Other** | | | | |
| Anadolu Endüstri Holding A.Ş. | - | 1.166 | - | 171 |
| Beverage Partners Worldwide | - | 2.687 | 1.117 | - |
| TCCC | 49.917 | 355.193 | 2.919 | 30.220 |
| Etap Group companies | 775 | 18.198 | - | 619 |
| Turkmenistan CC | - | - | 242 | - |
| Efes Karaganda Brewery J.S.C. | 1.182 | 16.912 | 122 | 1.355 |
| European Refreshments | - | 3.580 | - | - |
| Other | 100 | 830 | - | 95 |
| | 51.974 | 398.566 | 4.400 | 32.460 |
| **Due from / due to personnel** | - | - | 493 | 2.195 |
| **Total** | 57.475 | 398.584 | 4.893 | 34.655 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Sales to related parties and other charges | Purchases from related parties and other charges | Amounts owed by related parties | Amounts owed to related parties |
| **Shareholders** | | | | |
| TCCEC | - | 161 | - | - |
| | - | 161 | - | - |
| **Other** | | | | |
| Anadolu Endüstri Holding A.Ş. | 34 | 531 | 886 | 1 |
| Beverage Partners Worldwide | - | 2.035 | 1.529 | - |
| Coca-Cola Georgia | - | - | 59 | - |
| Etap Grubu | - | 15.252 | - | 1.015 |
| The Coca-Cola Company | 38.973 | 315.509 | 914 | 30.618 |
| Beverage J.S.C. | - | - | 682 | - |
| Turkmenistan CC | - | - | 231 | - |
| Efes Breweries International B.V. | - | - | 135 | - |
| Efes Karaganda Brewery J.S.C. | 4.921 | 12.909 | - | 955 |
| Other | - | - | - | 150 |
| | 43.928 | 346.236 | 4.436 | 32.739 |
| Due from / due to personnel | - | - | - | 1.458 |
| Total | 43.928 | 346.397 | 4.436 | 34.197 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As of December 31, 2006 and 2005 purchases from related parties and significant portion of other charges consist of fixed asset, raw material purchases and toll production.

As of December 31, 2006 and 2005 sales to related parties and other charges consist of sale of finished goods and support charges of promotional expenses reflected to related parties

As of December 31, 2006, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers, general director and coordinators received remuneration amounting to YTL 6.619 (December 31, 2005- 5.913 YTL).

## 10. OTHER RECEIVABLES AND LIABILITIES

*Other Receivables*

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Prepaid taxes | **13.934** | 20.737 |
| Value added tax receivable | **8.734** | 9.434 |
| Other | **798** | 161 |
| | **23.466** | 30.332 |

*Other Liabilities*

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Deposits and advances received | **35.289** | 10.150 |
| Taxes and duties payable | **13.622** | 10.108 |
| Value added tax payable | **2.761** | 2.643 |
| Social security premium payable | **3.846** | 3.271 |
| Other | **66** | 69 |
| | **55.584** | 26.241 |

## 11. BIOLOGICAL ASSETS

None (December 31, 2005 – None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 12. INVENTORIES

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Finished goods | **39.541** | 35.572 |
| Raw materials | **64.572** | 50.408 |
| Spare parts | **10.201** | 9.759 |
| Packaging materials | **10.462** | 6.340 |
| Advertising and sales promotion materials | **7.780** | 8.086 |
| Goods in transit | **35.191** | 4.103 |
| Less: reserve for obsolescence (-) | **(1.812)** | (1.433) |
| | **165.935** | 112.835 |

## 13. RECEIVABLE AND PAYABLE FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2005 - None).

## 14. DEFERRED TAX ASSETS and LIABILITIES

The list of temporary differences and the resulting deferred tax assets/(liabilities), as of December 31, 2006 and 2005 using the prevailing effective statutory tax rates is as follows:

| | **December 31, 2006** | | December 31, 2005 | |
|---|---|---|---|---|
| | **Temporary Difference** | **Deferred Tax Assets/ (Liabilities)** | Temporary Difference | Deferred Tax Assets/ (Liabilities) |
| Tangible and intangible assets | **(144.177)** | **(28.028)** | (106.060) | (31.818) |
| Unused investment incentives | **32.254** | **9.676** | 13.906 | 4.172 |
| Lease transactions | **3.790** | **1.144** | 2.248 | 674 |
| Employee termination and other employee benefits | **26.875** | **5.567** | 19.999 | 6.000 |
| Tax loss carried forward | **18.792** | **4.743** | 33.400 | 10.020 |
| Trade receivables, payables and other | **487** | **33** | (1.787) | (536) |
| Inventory | **(15.695)** | **(4.893)** | (22.878) | (6.863) |
| | **(77.674)** | **(11.758)** | (61.172) | (18.351) |
| Deferred tax liability | | **8.462** | | - |
| Deferred tax asset | | **(20.220)** | | (18.351) |
| Deferred tax liability, net | | **(11.758)** | | (18.351) |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 14. DEFERRED TAX ASSETS and LIABILITIES (continued)

As of December 31, 2006 and 2005, the movement of deferred tax liability is as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Balance at January 1, | **18.351** | 23.315 |
| Addition through subsidiary acquired | **2.603** | (3.607) |
| Deferred tax expense / (income) (Note 41) | **(9.469)** | (1.292) |
| Currency translation adjustment | **273** | (65) |
| | **11.758** | 18.351 |

## 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

### a) Other current assets

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Prepaid expenses | **17.029** | 3.089 |
| Other | **2.488** | 378 |
| | **19.517** | 3.467 |

### b) Other non-current assets

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Prepaid expenses | **8.440** | 14.695 |
| Other | **190** | 306 |
| | **8.630** | 15.001 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 16. INVESTMENTS

| | | | | December 31, 2006 | |
|---|---|---|---|---|---|
| **Entity** | **Principle Activities** | **Country of Business** | **Carrying Value** | **Ownership Interest (%)** | **Group's share of loss** |
| Turkmenistan CC | Production, bottling, distribution and selling of Coca-Cola products | Turkmenistan | **2.535** | **33,25%** | **(232)** |

| | | | | December 31, 2005 | |
|---|---|---|---|---|---|
| Entity | Principle Activities | Country of Business | Carrying Value | Ownership Interest (%) | Group's share of loss |
| Turkmenistan CC | Production, bottling, distribution and selling of Coca-Cola products | Turkmenistan | 2.643 | 29,14% | (365) |

As of December 31, 2006, total assets of Turkmenistan CC amounts to YTL 17.147 (December 31, 2005 – YTL 16.060), total liabilities amounts to YTL 9.520 (December 31, 2005 – YTL 8.107), revenue for the year end December 31, 2006 amounts to YTL 6.390 (December 31, 2005 – YTL 5.495) and current year loss amounts to YTL 699 (December 31, 2005 – YTL 1.252).

## 17. POSITIVE/NEGATIVE GOODWILL

As of December 31, 2006 and December 31, 2005 movements of positive goodwill are as follows:

| | January 1, 2005 | Additions | December 31, 2005 | Additions | Currency Translation Adjustment | **December 31, 2006** |
|---|---|---|---|---|---|---|
| Cost | 12.018 | 36.928 | 48.946 | - | 1.757 | **50.703** |
| Accumulated depreciation | (12.018) | - | (12.018) | - | - | **(12.018)** |
| **Net book value** | - | **36.928** | **36.928** | - | **1.757** | **38.685** |

As explained with the details in "Basis of Consolidation" caption under Note 2, the negative goodwill amounting to YTL 770, arised from the acquisition of Mahmudiye in 2006 and is accounted under other income from operations. The positive goodwill amounting to YTL 36.928 arised from the acquisition of Efes Sınai by CCI in 2005. The negative goodwill equivalent to YTL 9.654 due to the acquisition of TCCBCJ by Efes Sınai in 2005 is accounted as income under other income from operations (Note 38).

## 18. INVESTMENT PROPERTY

None (December 31, 2005 - None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 19. PROPERTY, PLANT AND EQUIPMENT

| | Land and Buildings | Machinery and Equipment | Vehicles | Furniture and Fixtures | Other Tangible Assets | Leasehold Improvements | Construction in Progress | Advances Given | Total |
|---|---|---|---|---|---|---|---|---|---|
| Net book value at December 31, 2004 | 168.203 | 190.934 | 5.579 | 6.481 | 77.689 | 931 | 5.237 | 5.137 | 460.191 |
| Additions | 12.831 | 15.453 | 5.184 | 459 | 38.138 | 44 | 30.311 | - | 102.420 |
| Disposals, net | (30) | - | (1.168) | (579) | (1.285) | - | - | - | (3.062) |
| Transfers | 5.649 | 22.780 | 1.144 | - | 3.545 | - | (32.506) | (612) | - |
| Additions through subsidiary acquired | 39.028 | 50.706 | 4.978 | 167 | 12.083 | - | - | - | 106.962 |
| Provision for impairment | - | (2.592) | - | - | (400) | - | - | - | (2.992) |
| Depreciation charge for the current year | (5.561) | (34.701) | (1.472) | (1.827) | (25.129) | (99) | - | - | (68.789) |
| Net book value at December 31, 2005 | 220.120 | 242.580 | 14.245 | 4.701 | 104.641 | 876 | 3.042 | 4.525 | 594.730 |
| **Additions** | **7.764** | **46.114** | **10.734** | **1.210** | **48.976** | **1** | **68.389** | **20.214** | **203.402** |
| **Disposals, net** | **(300)** | **(1.761)** | **(630)** | **(413)** | **(263)** | **-** | **-** | **-** | **(3.367)** |
| **Transfers** | **1.517** | **3.716** | **-** | **30** | **59** | **-** | **(5.322)** | **-** | **-** |
| **Additions through subsidiary acquired** | **3.466** | **876** | **36** | **33** | **153** | **-** | **1.373** | **-** | **5.937** |
| **Provision for impairment** | **-** | **(2.798)** | **-** | **-** | **-** | **-** | **-** | **-** | **(2.798)** |
| **Currency translation adjustment** | **2.750** | **2.615** | **308** | **65** | **872** | **-** | **-** | **-** | **6.610** |
| **Depreciation charge for the current year** | **(6.796)** | **(37.243)** | **(3.269)** | **(1.664)** | **(33.661)** | **(95)** | **-** | **-** | **(82.728)** |
| **Net book value at December 31, 2006** | **228.521** | **254.099** | **21.424** | **3.962** | **120.777** | **782** | **67.482** | **24.739** | **721.786** |
| At December 31, 2005 | | | | | | | | | |
| Cost | 274.052 | 793.374 | 40.955 | 24.519 | 313.912 | 1.555 | 3.042 | 4.525 | 1.455.934 |
| Accumulated depreciation | (46.163) | (512.728) | (26.710) | (19.818) | (202.581) | (679) | - | - | (808.679) |
| Accumulated provision for impairment | (7.769) | (38.066) | - | - | (6.690) | - | - | - | (52.525) |
| Net book value at December 31, 2005 | 220.120 | 242.580 | 14.245 | 4.701 | 104.641 | 876 | 3.042 | 4.525 | 594.730 |
| **At December 31, 2006** | | | | | | | | | |
| **Cost** | **286.392** | **816.605** | **44.879** | **20.557** | **345.995** | **1.556** | **67.482** | **24.739** | **1.608.205** |
| **Accumulated depreciation** | **(52.852)** | **(524.257)** | **(23.763)** | **(16.660)** | **(219.400)** | **(774)** | **-** | **-** | **(837.706)** |
| **Accumulated provision for impairment** | **(7.769)** | **(40.864)** | **-** | **-** | **(6.690)** | **-** | **-** | **-** | **(55.323)** |
| **Currency translation adjustment** | **2.750** | **2.615** | **308** | **65** | **872** | **-** | **-** | **-** | **6.610** |
| **Net book value at December 31, 2006** | **228.521** | **254.099** | **21.424** | **3.962** | **120.777** | **782** | **67.482** | **24.739** | **721.786** |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 19. PROPERTY, PLANT AND EQUIPMENT (continued)

### Impairment Loss

For the year ended December 31, 2006 the Group had provided impairment losses amounting to YTL 2.798 (December 31, 2005 - 2.992 YTL) for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over its estimated selling price.

### Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of December 31, 2006 and 2005.

### Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

The analysis of assets under finance leases included in property, plant and equipment is as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Machinery and equipment | **20.593** | 19.830 |
| Buildings | **172** | 200 |
| Vehicles | **843** | 2.750 |
| Other tangible assets | **23.065** | 31.745 |
| Total | **44.673** | 54.525 |
| Accumulated depreciation | **(17.430)** | (22.798) |
| Net book value | **27.243** | 31.727 |

## 20. INTANGIBLE ASSETS

| | January 1, 2006 | Additions/ (Amortization) | Disposals | Intangible assets occurred in scope of consolidation | Currency translation adjustment | December 31, 2006 |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Software rights | 10.010 | 599 | (26) | - | 238 | **10.821** |
| Rights | - | 356 | - | - | - | **356** |
| Water sources usage right | - | - | - | 9.992 | - | **9.992** |
| Bottlers and distribution agreements | 243.268 | - | - | - | 11.567 | **254.835** |
| **Accumulated amortization(-)** | | | | | | |
| Software rights | (3.295) | (799) | 25 | - | (43) | **(4.112)** |
| Rights | - | (2) | - | - | - | **(2)** |
| Water sources usage right | - | (669) | - | - | - | **(669)** |
| **Net book value** | **249.983** | **(515)** | **(1)** | **9.992** | **11.762** | **271.221** |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 20. INTANGIBLE ASSETS (continued)

| | January 1, 2005 | Additions/ (Amortization) | Additions through subsidiaries acquired | Intangible assets occurred in scope of consolidation | December 31, 2005 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| Software rights | 4.551 | 619 | 4.840 | - | 10.010 |
| Bottlers and distribution agreements | - | - | - | 243.268 | 243.268 |
| **Accumulated amortization(-)** | | | | | |
| Software rights | (2.165) | (775) | (355) | - | (3.295) |
| **Net book value** | 2.386 | (156) | 4.485 | 243.268 | 249.983 |

## 21. ADVANCES TAKEN

None (December 31, 2005 - None).

## 22. POST-RETIREMENT BENEFITS

None (December 31, 2005 - None).

## 23. PROVISIONS

### a) Short term provisions

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Provision for corporate tax | - | 9.057 |
| Management premium accrual | **3.955** | 3.017 |
| Expense accruals | **9.420** | 1.401 |
| | **13.375** | 13.475 |

As of December 31, 2006 and 2005, movements of the management premium accrual is as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Balance at January 1, | **3.017** | 3.102 |
| Payments made | **(3.017)** | (3.102) |
| Current year charge | **3.955** | 3.017 |
| | **3.955** | 3.017 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 23. PROVISIONS (continued)

### b) Long term provisions

As of December 31, 2006 and 2005, details of long term provisions are as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Long-term incentive plan accrual | **2.608** | 2.095 |
| Vacation pay accrual | **2.994** | 2.385 |
| Employee termination benefit accrual | **14.589** | 12.673 |
| | **20.191** | 17.153 |

As of December 31, 2006 and 2005, the movements of long term provisions (other than employee termination benefits) are as follows:

| | **December 31, 2006** | | December 31, 2005 | |
|---|---|---|---|---|
| | **Vacation pay liability** | **Long-Term incentive plan** | Vacation pay liability | Long-Term incentive plan |
| Balance at January 1, | **2.385** | **2.095** | 2.080 | 1.428 |
| Payments made | **(148)** | **(1.035)** | (112) | (448) |
| Current year charge | **757** | **1.548** | 417 | 1.115 |
| Balance at period/year end | **2.994** | **2.608** | 2.385 | 2.095 |

*Employee Termination Benefits*

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 1,86 (December 31, 2005- YTL 1,73) per year of employment at the rate of pay applicable at the date of retirement or termination. The Company accounts for the statutory termination in accordance with the provisions of IAS 19, including the application of actuarial methods and assumptions in consultation with professional actuaries. The benefit obligation has been measured at balance sheet dates for each period presented.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| At January 1, | **12.673** | 10.306 |
| Interest expense | **1.512** | 1.757 |
| Benefit payments | **(1.150)** | (720) |
| Current year service charge and actuarial gain / loss | **1.554** | 1.330 |
| Defined benefit obligations | **14.589** | 12.673 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 24. MINORITY INTEREST

Minority interest is classified separately on consolidated financial statements. As of December 31, 2006, minority interest is amounted to YTL 17.351 (December 31, 2005 – YTL 54.347).

## 25. SHARE CAPITAL

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| **Common shares 1 YKr par value** | | |
| Authorized and issued (units) | **25.437.078.200** | 24.958.977.000 |

***Share Capital Subsidiaries Elimination***

CCSD acquired 5,60% of CCI shares from E. Özgörkey İçecek Yatırımı A.Ş. for an amount of YTL 57.821. The effect of this transaction has been accounted as "Share Capital Subsidiaries Elimination" under equity as of December 31, 2005. During the initial public offering of CCI in May 2006, CCSD sold its CCI shares and the gain from this sale amounting YTL 30.371 is classified under "Accumulated Profits" in the shareholders' equity as YTL 24.296 after deducting the tax in the consolidated balance sheet as of December 31, 2006.

## 26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS

**Legal Reserves**

The legal reserves consist of first and second legal reserves, in accordance with the Turkish Commercial Code (TCC). The Turkish Commercial Code (TCC) stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. (Inflation adjusted capital based on CMB's communiqué and announcements). The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital (inflation adjusted capital in accordance with CMB). Under TCC, the legal reserves are only available for to net-off losses unless they exceed 50% of the historical paid-in share capital otherwise they are not allowed to be used for other purposes.

Based on the CMB Communiqué Serial: XI, No: 25 part fifteen article 399, the amount included in "Prior Year Losses" account resulting from the first application of inflation accounting should be considered as a deduction during the identification of the profit to be distributed based on the inflation adjusted financial statements. Accordingly, the amount followed under "Prior Year Losses" account may be offset against period income and retained earnings if exists, and the remaining losses against extraordinary reserves, legal reserves and equity restatement differences, respectively.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

As of December 31, 2006 and 2005 breakdown of the equity of the Company is as follows.

| | December 31, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | **Historical Amount** | **Inflation Restatement Differences** | **Restated Amount** | Historical Amount | Inflation Restatement Differences | Restated Amount |
| Share Capital | **254.371** | **(8.559)** | **245.812** | 249.589 | (8.559) | 241.030 |
| Legal Reserves | **30.450** | **13.396** | **43.846** | 17.822 | 12.685 | 30.507 |
| Extraordinary Reserves | **33.690** | **9.551** | **43.241** | 52 | 3.360 | 3.412 |

### Dividends

In year 2006, the Group paid dividend related with the fiscal year of 2005 to its shareholders with an amount of YTL 0,0019 (full YTL) per share and YTL 47.501 nominal. During 2005, the dividend distributed by Group from the earnings of fiscal year 2004 amounted to YTL 0,0031 (full YTL) per share and YTL 78.390 nominal.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

| Consolidated Statement of Shareholders' Equity | Share Capital | Share Capital Inflation Adjustment Differences | Share Premium | Currency Translation Adjustment | Treasury Shares | Accumulated Profit and Current Period Net Income / (Loss) | Total |
|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2005** | 223.681 | (8.559) | - | - | - | 304.010 | 519.132 |
| Share capital increase | | | | | | | |
| -Cash | 25.788 | - | - | - | - | - | 25.788 |
| -Accumulated profit | 120 | - | - | - | - | (120) | - |
| Share premiums | - | - | 170.257 | - | - | - | 170.257 |
| Dividends paid | - | - | - | - | - | (78.390) | (78.390) |
| Purchase of treasury shares | - | - | - | - | (57.821) | - | (57.821) |
| Net income for the period | - | - | - | - | - | 87.282 | 87.282 |
| **Balance at December 31, 2005** | 249.589 | (8.559) | 170.257 | - | (57.821) | 312.782 | 666.248 |
| Share capital increase | | | | | | | |
| -Capital increase by merge (Note 1) | 4.782 | - | 43.984 | - | - | (3.035) | 45.731 |
| Dividends paid | - | - | - | - | - | (47.501) | (47.501) |
| Currency translation adjustment | - | - | - | 15.439 | - | - | 15.439 |
| Income from sale of Company shares held by a subsidiary (Note 25) | - | - | - | - | 57.821 | 24.296 | 82.117 |
| Net income for the period | - | - | - | - | - | 86.707 | 86.707 |
| **Balance at December 31, 2006** | **254.371** | **(8.559)** | **214.241** | **15.439** | **-** | **373.249** | **848.741** |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 29. FOREIGN CURRENCY POSITION

As of December 31, 2006 and 2005, the foreign currency position of the companies of the Group which operate in Turkey and functional currency of which is YTL is as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Foreign currency assets | **14.494** | 9.959 |
| Foreign currency liabilities | **(239.202)** | (275.650) |
| Net foreign currency liabilities | **(224.708)** | (265.691) |

## 30. GOVERNMENT INCENTIVES

**Investment Incentives**

The Group has various investment incentives related with its capital expenditures with the rate of 40% in order to deduct from corporate tax. (Within the New Tax Law this advantage will not be used in case of 20% tax rate is selected). The Group did not utilize any investment incentive since there was no tax base as of December 31, 2006. For the year ended December 31, 2005, the amount of utilized investment incentive was YTL 64.486 and for the year ended December 31, 2006 deferred investment incentive is amounting to YTL 32.254 (December 31, 2005- YTL 13.906)

The Company has two different investment incentives, according to these incentives, investment amount is YTL 31.346.

## 31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

**Litigations against the Group**

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of December 31, 2006 with an amount of YTL 1.214 (December 31, 2005- YTL 985). As of December 31, 2006, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

**CCI and CCSD**

**Provisions and Contingent Liabilities**

As of December 31, 2006, the aggregate amount of letters of guarantee given is YTL 4.301 (December 31, 2005- YTL 4.492).

The Group has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years can not be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

**Letter of Credits**

As of December 31, 2006, the Group obtained letter of credit amounting to YTL 3.207 in total to purchase machinery.

**Operating Leases**

The CCI and CCSD have signed various operating lease agreements for vehicles.

YTL 141 of rent expense were reflected for the year ended December 31, 2006 (December 31, 2005- YTL 205) in the consolidated income statements due to the non-cancellable operating lease agreement for vehicles.

As of December 31, 2006 and 2005, future minimum lease payments under non-cancelable operating lease agreements are as follows:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Next 1 year | **378** | 135 |

**Subsidiaries**

**Pledges**

There is no pledge as of December 31, 2006.

As of December 31, 2005, related with the credit line obtained from a local bank, there is a pledge on Almaty CC's inventories amounting to YTL 2.415.

As of December 31, 2005 certain items of property, plant and equipment of Azerbaijan CC amounting to YTL 1.594 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A. (related party)

**Mortgage**

As of December 31, 2006, there is a mortgage on the buildings and land amounted to YTL 3.463 for the loan obtained from Arab Bank by TCCBCJ (December 31, 2005- YTL 3.306).

**Letter of Credits**

As of December 31, 2006, Azerbaijan CC obtained letter of credits amounting to YTL 533 in total to purchase vehicle from its supplier.

**Guarantee Letters**

As of December 31, 2006, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 453 (December 31, 2004-YTL 46).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

### Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

The current regime of penalties and interest related to reported and discovered violations of the Kazakhstani law, decrees and related regulations include confiscation of the amounts at issue (for currency law violations), as well as fines of generally 50% of the taxes unpaid. Interest is assessable at rates of generally 0,03% per day.

### Tax Matters Related to the Subsidiary in Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate starting from 2006 in Kyrgyzstan (December 31, 2005- 20%).

### Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. Companies are required to file profit tax declarations on an annual basis (December 31, 2005- 24%).

### Tax Matters Related to the Subsidiary in Jordan

TCCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of December 31, 2006, the accumulated losses of TCCBCJ are amounting to YTL 56.091 (December 31, 2005- YTL 48.313).

## 32. BUSINESS COMBINATIONS

Company acquired 99,99% shares of Mahmudiye which operates in the natural spring water business at March 16, 2006. Detailed information related with the acquisition of Mahmudiye is presented under "Basis of Consolidation" caption in Note 2. As disclosed in Note 1 with details under "Changes in Group Structure" caption, CCI and Efes Sınai whose 87.63% of the shares were acquired by the Company in 2005, merged on December 25, 2006.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 33. SEGMENT REPORTING

CCI purchased 87,63% of the Efes Sınai's shares in November 2005. The Group started segment reporting according to geographical segments due to the foreign subsidiaries acquired in 2005. However, only the financial results of foreign subsidiaries between November 15, 2005 and December 31, 2005 were included in the consolidated income statement and since the effect was immaterial, the Group made segment reporting for only total assets and liabilities in 2005. Information per geographical segments for the year ended December 31, 2006 is as follows:

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | **Domestic** | **Foreign** | **Elimination** | **Consolidated** |
| **Revenues (net)** | **1.391.946** | **289.619** | **(14.394)** | **1.667.171** |
| **Gross profit** | **436.532** | **88.266** | **203** | **525.001** |
| Operating expenses (-) | (290.201) | (59.151) | 858 | (348.494) |
| **Profit from operations, net** | **146.331** | **29.115** | **1.061** | **176.507** |
| **Operating profit** | **78.894** | **23.269** | **604** | **102.767** |
| **Income before tax** | **78.894** | **21.870** | **(2.087)** | **98.677** |
| Tax charge | (4.282) | (7.339) | (349) | (11.970) |
| **Net income** | **74.612** | **14.531** | **(2.436)** | **86.707** |

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | **Domestic** | **Foreign** | **Elimination** | **Consolidated** |
| Segment assets | **1.310.822** | **348.772** | **(203.914)** | **1.455.680** |
| Investments in associates | **-** | **2.535** | **-** | **2.535** |
| **Total assets** | **1.310.822** | **351.307** | **(203.914)** | **1.458.215** |
| Segment liabilities | **433.938** | **164.665** | **(6.480)** | **592.123** |
| **Total liabilities** | **433.938** | **164.665** | **(6.480)** | **592.123** |
| Purchase of property, plant and equipment and intangible asset | 160.870 | 53.479 | - | 214.349 |
| Depreciation and amortisation expenses | 69.337 | 14.861 | - | 84.198 |
| Other non-cash items | 3.823 | 1.475 | - | 5.298 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 33. SEGMENT REPORTING (continued)

As of December 31, 2005 total assets and total liabilities per geographical segments is as follows:

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Domestic | Foreign | Elimination | Consolidated |
| Segment assets | 1.157.814 | 257.319 | (201.882) | 1.213.251 |
| Investments in associates | - | 2.643 | - | 2.643 |
| **Total assets** | **1.157.814** | **259.962** | **(201.882)** | **1.215.894** |
| Segment liabilities | 403.621 | 114.179 | (22.501) | 495.299 |
| **Total liabilities** | **403.621** | **114.179** | **(22.501)** | **495.299** |
| Purchase of property, plant and equipment and intangible asset | 75.483 | 27.556 | - | 103.039 |
| Depreciation and amortisation expenses | 68.639 | 925 | - | 69.564 |
| Other non-cash items | 3.504 | (169) | - | 3.335 |

## 34. SUBSEQUENT EVENTS

The Group will continue to produce, sell and distribute natural spring water with brand name of "Damla", that is acquired from Coca-Cola Meşrubat Pazarlama ve Danışmanlık Hizmetleri A.Ş., on December 15, 2006, instead of "Doğazen" brand name.

The Group has established a new company in Iraq whose %60 shares owned by The Coca-Cola Bottling Company of Iraq FZCO in accordance with the Board of Directors decision dated December 29, 2006. The new subsidiary "CC Beverage Limited" will produce, sale and distribute Coca-Cola branded products in North Iraq.

The Group approved the utilization of USD 200 million syndicated loan from a consortium of six banks. The facility will be used mainly for financing production capacity increase in order to meet increasing consumer demand. The capital payment of the loan with Libor + 0,91% interest rate and three year maturity will realize at the end of the maturity period.

In accordance with the Board of Directors Meeting held on March 5, 2007, it is approved that Efes Invest Holland B.V., subsidiary of the Company, will establish a company in Tajikistan with the trade name of "CC Trade Limited Liability Company" and will have a 90% share.

According to the Board of Directors Meeting held on March 12, 2007, it is approved to purchase 50% share in "Syrian Soft Drinks Sales and Distribution L.L.C.", through it's subsidiary Efes Invest Holland B.V. from Anadolu Endüstri Holding A.Ş. for YTL 411.

## 35. DISCONTINUING OPERATIONS

None (December 31, 2005 – None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 36. OPERATING INCOME

### a) Net Sales

| | December 31 2006 | December 31 2005 |
|---|---|---|
| Gross sales | **2.280.868** | 1.709.767 |
| Sales discounts | **(494.684)** | (422.320) |
| Other discounts | **(119.013)** | (103.569) |
| | **1.667.171** | 1.183.878 |

### b) Cost of Sales

| | December 31 2006 | December 31 2005 |
|---|---|---|
| Raw material cost | **998.947** | 727.576 |
| Depreciation expenses and amortization | **43.784** | 38.193 |
| Personnel expenses | **38.601** | 28.289 |
| Other expenses | **60.838** | 28.841 |
| | **1.142.170** | 822.899 |

## 37. OPERATING EXPENSES

| | December 31 2006 | December 31 2005 |
|---|---|---|
| Selling and marketing expenses | **282.116** | 207.178 |
| General administrative expenses | **66.378** | 40.233 |
| | **348.494** | 247.411 |

| a) Selling and marketing expenses | December 31 2006 | December 31 2005 |
|---|---|---|
| Marketing and advertising expenses | **75.954** | 56.390 |
| Personnel expenses | **78.380** | 54.673 |
| Transportation expenses | **59.177** | 45.701 |
| Depreciation on property, plant and equipment | **34.882** | 26.853 |
| Maintenance expenses | **8.284** | 6.429 |
| Utilities and communication expenses | **13.861** | 8.834 |
| Insurance expenses | **853** | 864 |
| Rent expenses | **5.195** | 2.479 |
| Other | **5.530** | 4.955 |
| | **282.116** | 207.178 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 37. OPERATING EXPENSES (continued)

| b) General administrative expenses | December 31 2006 | December 31 2005 |
|---|---|---|
| Personnel expenses | **39.207** | 24.178 |
| Depreciation on property, plant and equipment | **3.600** | 3.349 |
| Consulting and legal fees | **6.844** | 2.735 |
| Utilities and communication expenses | **2.108** | 1.932 |
| Provision for doubtful receivables | **2.304** | 1.015 |
| Repair and maintenance expenses | **1.212** | 1.002 |
| Insurance expenses | **491** | 190 |
| Rent expenses | **2.205** | 1.849 |
| Other | **8.407** | 3.983 |
| | **66.378** | 40.233 |

| c) Depreciation and amortization expenses | December 31 2006 | December 31 2005 |
|---|---|---|
| Property, plant and equipment | | |
| Cost of sales | **42.352** | 37.418 |
| Operating expenses | **38.444** | 30.202 |
| Inventory | **1.932** | 1.169 |
| Intangible assets | | |
| Cost of sales | **1.432** | 775 |
| Operating expenses | **38** | - |
| | **84.198** | 69.564 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 38. OTHER OPERATING INCOME / EXPENSE

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| **Other income** | | |
| Foreign exchange gain | **32.037** | 5.298 |
| Gain on sale of scrap materials | **1.325** | 1.452 |
| Interest income | **13.031** | 2.936 |
| Gain on disposal of property, plant and equipment | **3.217** | 1.958 |
| Negative Goodwill (Note 2 and 17) | **770** | 9.654 |
| Other income | **3.350** | 823 |
| | **53.730** | 22.121 |
| **Other expense** | | |
| Foreign exchange loss | **(38.300)** | (6.347) |
| IPO expenses | **(1.132)** | (1.523) |
| Provision for the impairment of goodwill | **-** | (2.057) |
| Donations | **(2.620)** | - |
| Provision for the impairment of fixed assets | **(2.798)** | (2.992) |
| Legal expenses | **(967)** | (957) |
| Other expenses | **(1.613)** | (789) |
| | **(47.430)** | (14.665) |

## 39. FINANCIAL EXPENSES (net)

| | **December 31 2006** | December 31 2005 |
|---|---|---|
| Foreign exchange gain / (loss), net | **(45.084)** | 1.207 |
| Interest expense | **(31.864)** | (12.738) |
| Finance charges paid under finance leases | **(17)** | (239) |
| Loss from forward transactions | **(3.075)** | - |
| | **(80.040)** | (11.770) |

## 40. TRANSLATION GAIN / LOSS

None (December 31, 2005 – None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 41. INCOME TAXES

### General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate. In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis. Refer to Note 31, for the detailed income tax information of foreign subsidiaries.

Effective from January 1, 2006, the corporate tax rate was reduced to 20% (2005 – 30%). Corporate tax returns are required to be filed until the twenty-fifth of the fourth month following the balance sheet date and paid in one installment by the end of the fourth month.

The tax legislation provides for a temporary tax of 20% (2005-30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that goods, services or purchase of new assets amounting over YTL 10.000 which have a useful life or are related directly with the operations of company deduct 40% of qualifying capital investments directly from their annual taxable income. In addition, corporations that had unused qualifying capital investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008. The company plans to use deferred investment incentives in the future.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of December 31, 2006 and 2005 tax expenses are as follows:

| | **December 31 2006** | December 31 2005 |
|---|---|---|
| **Consolidated income statement** | | |
| Current year corporate income tax expense | **21.439** | 22.496 |
| Deferred tax income | **(9.469)** | (1.292) |
| Tax expense reflected in the consolidated income statement | **11.970** | 21.204 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 41. INCOME TAXES (continued)

As of December 31, 2006 and 2005 the analysis of current period tax charge is as follows

| | **December 31 2006** | December 31 2005 |
|---|---|---|
| **Income before minority and tax** | **102.767** | 109.254 |
| Provision for corporate tax | **(30.830)** | (32.776) |
| Effect of investment incentive | **5.504** | 4.171 |
| Non-deductible expenses and other differences | **11.536** | 9.840 |
| Other | **1.820** | (2.439) |
| **Provision for tax** | **(11.970)** | (21.204) |

## 42. EARNINGS / (LOSSES) PER SHARE

Basic earnings /(losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period concerned. As of December 31 2006 and 2005 earnings / (losses) per share is as follows:

| | **December 31 2006** | December 31 2005 |
|---|---|---|
| Net Income / (Loss)for the period | **86.707** | 87.282 |
| Weighted average number of ordinary shares | **24.966.836.198** | 22.649.439.955 |
| Earnings / (Losses) Per Share (Full YTL) | **0,0035** | 0,0038 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 43. CASH FLOW STATEMENT

| | December 31 2006 | December 31 2005 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net profit / (loss) before income tax and minority interest | **102.767** | 109.254 |
| Adjustments to reconcile net profit to net cash provided by operating activities | | |
| Depreciation and amortization (including amortization of intangible assets) | **84.198** | 69.564 |
| Gain on sale of property, plant and equipment | **(3.217)** | (1.958) |
| Impairment loss in property, plant and equipment | **2.798** | 2.992 |
| Negative goodwill | **(770)** | 2.057 |
| Provision for employee termination benefits, management bonus, vacation payments | **9.326** | 7.466 |
| Provision for inventories | **379** | 235 |
| Provision for doubtful receivable, net | **2.304** | 1.015 |
| (Gain) / Loss from associates | **232** | - |
| Interest expense | **31.864** | 11.726 |
| Unrealized foreign exchange (income) / loss | **9.596** | (1.848) |
| Loss on derivative transactions | **3.075** | - |
| **Net income adjusted for non-cash items** | **242.552** | 200.503 |
| Trade receivables | **(22.738)** | (28.871) |
| Due from related parties | **(457)** | (43) |
| Inventories | **(53.479)** | (6.126) |
| Other current assets | **(15.751)** | (1.093) |
| Other non-current assets | **6.371** | 1.005 |
| Trade payables | **23.201** | 12.335 |
| Due to related parties | **458** | 3.250 |
| Employee termination benefits, vacation pay, management bonus payments | **(5.350)** | (4.382) |
| Taxes paid | **(28.912)** | (45.161) |
| Provisions | **7.177** | 87 |
| Other liabilities | **29.342** | 1.747 |
| **Net cash generated from / (used in) operating activities** | **182.414** | 133.251 |
| **Cash flows from investing activities:** | | |
| Purchase of property, plant and equipment and intangibles | **(204.358)** | (103.039) |
| Proceeds from sale of property, plant and equipment | **6.585** | 5.020 |
| Marketable securities | **(339)** | (2.874) |
| Subsidiary acquired, net of cash (Note 2) | **(10.940)** | (312.246) |
| Liquidation of investments | **-** | 106 |
| **Net cash used in investing activities** | **(209.052)** | (413.033) |
| **Cash flows from financing activities:** | | |
| Proceeds from short term bank borrowings | **1.002.398** | 3.659.388 |
| Repayments of short term bank borrowings | **(982.041)** | (3.430.225) |
| Interest paid | **(27.791)** | (8.856) |
| Dividends paid | **(47.501)** | (78.390) |
| Sale of treasury shares | **88.191** | (57.821) |
| Share capital increase | **4.782** | 196.045 |
| **Net cash generated from financing activities** | **38.038** | 280.141 |
| Currency translation adjustment | **(4.686)** | - |
| Net increase / (decrease) in cash and cash equivalents | **6.714** | 359 |
| Cash and cash equivalents at beginning of year | **44.136** | 43.777 |
| **Cash and cash equivalents, period end** | **50.850** | 44.136 |

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

## 44. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

a. As of December 31, 2006, the share capital of TCCBCJ reached to USD 68.200.000 from USD 53.200.000 as a result of share capital increases amounting to USD 15.000.000.

b. Turkmenistan CC has an accumulated deficit amounting to USD 12.284.782 as of December 31, 2006, (including the current period loss of USD 488.728) and its current liabilities exceed its current assets as of the same date.

c. As of December 31 2006 and 2005 net financial expenses of the Group is as follows:

| | **December 31 2006** | December 31 2005 |
|---|---|---|
| Interest expense | **(31.881)** | (12.977) |
| Interest income | **13.031** | 2.936 |
| **Net financial expense** | **(18.850)** | (10.041) |

d. The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

END